October 13, 2015

Via Edgar

Jennifer Monick
Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3295

Re:	Ashford Hospitality Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-31775

Form 10-Q for the quarterly period ended June 30, 2015
Filed August 10, 2015
File No. 1-31775

Form 8-K
Filed August 6, 2015
File No. 1-31775

Dear Ms. Monick:
Ashford Hospitality Trust, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission dated September 29, 2015 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-31775) filed on March 2, 2015, the Company’s Form 10-Q for the quarterly period ended June 30, 2015 (File No. 1-31775) filed on August 10, 2015 and the Company’s Form 8-K (File No. 1-31775) filed on August 6, 2015. On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.
Form 10-K for the year ended December 31, 2014
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53
1.     We note your disclosure on page 53 that you use RevPAR to compare the results of your hotels between periods and to analyze results of our comparable hotels. In future filings, to the extent material, please address period to period changes in comparable hotels RevPar and the relative impact of occupancy and ADR.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

Response:
In response to the Staff’s comment, we will address period to period changes in comparable hotels RevPar, occupancy and ADR, to the extent that these changes are material, beginning with our Form 10-Q filing for the quarterly period ended September 30, 2015.
Non-GAAP Financial Measures, page 65
2.     In future filings, please revise your reconciliation to identify the line item “FFO available to common stockholders” as “FFO available to common shareholders and OP unitholders” or advise. This comment also applies to your Adjusted FFO measure.
Response:
In response to the Staff’s comment, we will revise our reconciliation to identify the line items as requested, beginning with our Form 10-Q filing for the quarterly period ended September 30, 2015.
Note 12. Commitments and Contingencies
Litigation, page 102
3.     We note you have recorded an $11.9 million charge in 2014 related to a jury verdict. Please tell us how you have complied with ASC 450-20 in periodic filings prior to your Form 10-Q for the quarterly period ended June 30, 2014. Please tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25 and tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this matter and the dates of your prior periodic filings.
Response:
In response to the Staff’s comment, we respectfully submit to the Staff that we believe that our prior periodic reports fully complied with the applicable accounting guidance for commitments and contingencies under ASC 450-20, including as it pertains to our accounting and disclosures of the $11.9 million loss contingency recorded and disclosed during the three and six month period ended June 30, 2014 related to Palm Beach Florida Hotel and Office Building Limited Partnership, et al. v. Nantucket Enterprises, Inc. (the “Nantucket Case”). Management also considered the guidance described in ASC 450-20-55-12 regarding assessing the probability of the incurrence of a loss in determining the accounting and disclosures for the Nantucket Case.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

Paragraphs 2-4 of ASC 450-20-50 require disclosure only when the following conditions are met:
The loss contingency is reasonably possible;

1.
If the contingent loss is reasonably possible, the nature of the contingency must be disclosed, and either an estimate of the range of loss or a statement that such an estimate cannot be made must be provided; and

2.	If the contingent loss is probable and the amount of loss can be reasonably estimated, the estimate must be accrued by a charge to income and the nature of the accrual should be disclosed.
The loss related to the Nantucket Case became probable and reasonably estimable after the three and six month periods ended June 30, 2014 due to the jury trial verdict awarding the tenant (“plaintiff” or “Nantucket”) total claims of $10.8 million and ruling in favor of the tenant of its claim of wrongful eviction and conversion and against the landlord (“defendant" or “Hotel”) on its claim of breach of contract. Please note that a loss was not deemed reasonably possible before it became probable and reasonably estimable upon the jury entering its verdict. The jury entered its verdict on July 3, 2014 (after the June 30, 2014 balance sheet date, but before the interim consolidated financial statements for the quarterly period ended June 30, 2014 were issued indicating our exposure to loss as of June 30, 2014) and a final judgment was entered on August 19, 2014.
From the date the plaintiff instituted the litigation (November 2008) in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida until the jury entered its verdict (July 3, 2014), management believed that the likelihood of loss from the Nantucket Case, based on the criteria described in paragraph 2 of ASC 450-20-25, was remote. Therefore, specific disclosure of the Nantucket Case was not required or necessary in the footnotes to our interim consolidated financial statements in the Form 10-Q for the quarterly period ended March 31, 2014 or in prior periodic filings based on the criteria described in paragraphs 3 and 4 of ASC 450-20-50, which states that disclosure should be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and an accrual has not been made or an exposure to loss exists in excess of the amount accrued.
We have included below in response to the staff’s comment a discussion of the exact timeline of the significant events of this matter and the dates of our periodic filings:

November 2008:	The plaintiff instituted the litigation in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida

March 2009-May 2014:
The plaintiff files counterclaims that are dismissed without prejudice. The plaintiff files amended counterclaims in multiple jurisdictions related to the original lawsuit and subsequent responses and motions are filed by the defendant. Various motions are granted in the defendant’s favor (further described below). Similar Federal Court cases in Texas (4/15/2011) and Florida (2/4/2014) are ruled in the defendant’s favor. Other similar lawsuits are either dismissed or consolidated.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

May 12, 2014:	Form 10-Q for the quarterly period ended March 31, 2014 is filed.

During the above time period, the Company believed that the likelihood of a loss was remote due to the considerations stated below. The opinion of the Company’s internal and external legal counsel has been a key input to management’s evaluation of the accounting for legal contingencies for the Company, including the Nantucket Case. The below considerations were based on such input from the Company’s internal and external legal counsel.

(1)    From the inception of the case in November 2008 until late 2013, Nantucket was unable to put forth a pleading with claims that survived motions to dismiss. There were a number of other related cases involving the operation of the Embassy Suites Hotel that were filed by Nantucket, for which the Defendants in those cases were ultimately successful.  On September 10, 2010, Nantucket filed in Palm Beach County Circuit Court the matter titled Nantucket Enterprises, Inc. v. Florida Department of Business Regulation, Division of Alcoholic Beverages and Tobacco, et al.  In this case Nantucket alleged that the Hotel, through its owners, representatives and/or agents, unlawfully and fraudulently obtained a liquor license for the Hotel, which tortiously interfered with Nantucket’s operations and then current liquor license. After removal to the United States District Court, this case was ultimately dismissed. On January 19, 2012, Nantucket filed another action in Palm Beach County Circuit Court in the matter titled Nantucket Enterprises, Inc. v. Steve Cohen, et al.  In this case, Nantucket alleged that the Embassy Suites Hotel, through its owners, representatives, and/or agents fraudulently hid defects involving the Hotel property, thereby causing damage to Nantucket. The Defendants removed the case to federal court and Nantucket immediately filed a notice of voluntary dismissal. On April 12, 2012, Nantucket again filed another lawsuit that was nearly identical to the one it filed on January 19, 2012.  However, this time Nantucket filed its case in the Martin County Circuit Court in the matter titled Nantucket Enterprises, Inc. v. John Costello, et al.  In this case, just as in its previously filed matter in January 2012, Nantucket again alleged that the Embassy Suites Hotel, through its owners, representatives, and/or agents fraudulently hid defects involving the Hotel property, thereby causing damage to Nantucket.  As before, this case was removed by the Defendants to the United States District Court, but remanded to the Martin County Circuit Court based upon technical legal requirements for removal.  This case was ultimately dismissed with prejudice by the Martin County Circuit Court Judge based upon his conclusion that Nantucket Enterprises could not state a legal cause of action.

Over this five year time period, Nantucket was ultimately permitted to file and did file eight separate Amended Complaints, the last of which contained eighteen separate claims. Of those eighteen claims, only two were not dismissed by the court and actually made it to trial: (i) wrongful eviction and (ii) conversion, while the remaining sixteen were either dismissed by the Court or voluntarily dismissed by the ultimate trial counsel, realizing such claims were futile.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

(2)    Separately, the Company’s internal and external legal counsel performed a careful review and analysis of Nantucket’s remaining two claims for (i) wrongful eviction and (ii) conversion in conjunction with the Company’s filing of the Form 10-K for the year ended December 31, 2013, and the Form 10-Q for the three months ended March 31, 2014 and concluded that the likelihood of a loss arising from this case was remote.

(i)    Nantucket’s wrongful eviction claim was premised on its position that the Hotel had unlawfully evicted Nantucket by placing locks on the doors to its restaurant inside the Hotel on November 6, 2008. However, the facts were such that it was the City of Palm Beach Gardens (the “City”) that closed Nantucket’s restaurant on November 6, 2008 based upon Nantucket’s failure, for over one year, to remedy outstanding code violations (including operating the restaurant without a certificate of occupancy). Following the City’s closure of Nantucket’s restaurant, the Hotel simply locked the doors for security reasons and as a protective measure. By the City’s placing of what is referred to as a “red tag” on the restaurant doors, no one was permitted inside the closed restaurant except to remedy the code violations. Moreover, it was the Company’s external legal counsel’s opinion, based upon the facts and legal research, that there could not have been an unlawful eviction since the Hotel still permitted Nantucket to utilize all other areas covered by its Lease Agreement with the Hotel, which meant Nantucket was still operating the Hotel’s food and beverage operations, and still hosting banquet and catering functions inside the Hotel, after the claimed “wrongful eviction” on November 6, 2008. The Company’s counsel’s analysis of the case as a matter of law was that an “eviction” means a dispossession of the right to occupancy, not an interference with one’s tenancy. The distinction is that a landlord can interfere with the tenant’s tenancy, by turning off the water for example, but that interference does not necessarily interfere with the tenant’s ability to occupancy. The Hotel did not dispossess Nantucket from its occupancy of the restaurant. The City of Palm Beach Gardens did so by closing the restaurant down. Based upon these facts, and an analysis of the law, it was management’s opinion that a verdict in favor of Nantucket on the wrongful eviction claim was remote.

(ii)    With regards to Nantucket’s claim for conversion, based on the opinion of the Company’s internal and external legal counsel, Nantucket had no substantive evidence of a conversion and certainly no credible evidence of the amount of its claim. Based upon discovery, Nantucket had provided no documents that would have supported a dollar amount of any claimed damages. In a conversion claim, Nantucket was required to establish a) what items were converted and b) the reasonable fair market value of the items at the time of conversion. Based upon the lack of evidence on these issues in discovery, management’s opinion was that a verdict in favor of Nantucket on conversion was remote.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

During this time period, no other significant events occurred that provided additional clarity for potential liability that affected management’s conclusion that the likelihood of a loss was more than remote. Additionally, there was no indication of interest on the part of the plaintiffs of a settlement range that in the Company’s opinion would justify avoiding the litigation or reputational risks associated with trial.

June 30, 2014-July 3, 2014:
Jury trial takes place. On July 3, 2014, the jury enters its verdict awarding the tenant total claims of $10.8 million on its claims of wrongful eviction and conversions and rules against the defendant on its claim of breach of contract. The defendant begins preparing various post-trial motions.

July 18, 2014:	The defendant files motions for rehearing, new trial and remittitur.

August 11, 2014:	The Company files its Form 10-Q for the quarterly period ended June 30, 2014.
To summarize the findings of the court, the Judge focused during the trial on the issue of whether the Hotel, by placing locks on the doors to Nantucket’s restaurant, had interfered with Nantucket’s tenancy. It was the judge in the case, and not the jury, who found that there was a wrongful eviction by the Hotel. At the close of the Plaintiff’s case, each side sought a directed verdict on the wrongful eviction claim. Ultimately, the Judge concluded that because she believed the Hotel had interfered with Nantucket’s tenancy, by placing locks on the doors, the Hotel had wrongfully evicted Nantucket. This is one of the legal issues currently on appeal. The Judge entered a directed verdict in favor of Nantucket, and instructed the Jury that the only remaining issue on the wrongful eviction claim was the amount of damages to be awarded.
As it relates to Nantucket’s conversion claim, as noted above, management’s opinion was that a verdict in favor of Nantucket on conversion was remote based upon the lack of evidence on these issues in discovery. At trial, Nantucket’s expert testified to items and values that the Company’s legal counsel strongly believed were unsubstantiated. The expert’s testimony was that he learned of the value of the items he claimed were converted by talking with Nantucket’s owner, who had no documents supporting each item’s value. For example, the expert witness claimed that we converted furniture and other items, and attached a value to those items base upon what Nantucket’s owner said was the value without a single supporting document. We believe that the jury simply pulled a number out of a hat in order to punish the Hotel for the wrongful eviction that the Judge had already told them had occurred. The jury’s verdict on the conversion claim is also on appeal.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

Form 10-Q for the quarterly period ended June 30, 2015
Note 3. Investments in Hotel Properties, net
PIM Highland JV Acquisition, page 13
4.     We note you have based your fair value estimate on a third party appraisal. Please clarify and revise to explicitly state whether the purchase price allocation is solely attributed to the third party appraisal firm or whether you prepare the purchase price allocation with the assistance of a third party appraisal firm.
Response:
In response to the Staff’s comment we will revise our disclosure to state that the purchase price allocation was prepared with the assistance of a third party appraisal firm, beginning with our Form 10-Q filing for the quarterly period ended September 30, 2015. Our proposed disclosure is as follows:
“We prepared a purchase price allocation of the assets acquired and liabilities assumed. The final purchase price allocation was completed with the assistance of a third party appraisal firm subsequent to March 31, 2015. This resulted in adjustments to land, buildings and improvements, furniture, fixtures and equipment and intangibles associated with above and below market leases. These adjustments resulted in a reduction of $1.1 million of depreciation expense for the three months ended June 30, 2015, which represents the decrease of depreciation from the date of the acquisition through March 31, 2015. These adjustments also resulted in a net reduction of approximately $16,000 of rent expense associated with intangible amortization of above and below market leases for the three months ended June 30, 2015, which represents the net decrease of rent expense from the date of acquisition through March 31, 2015. Rent expense is included in “other expenses” in the consolidated statements of operations. This valuation is considered a Level 3 valuation technique.”
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48
5.    Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO; within your response, please tell us how you determined it was not necessary to include an adjustment for impairment in your reconciliation from net income to FFO.
Response:
In response to the Staff’s comment, we acknowledge that real estate impairment charges should be included as an adjustment in our reconciliation from net income to FFO. We will reflect this adjustment in our future filings, beginning with our Form 10-Q filing for the quarterly period ended September 30, 2015.

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

Form 8-K filed August 6, 2015
Exhibit 99.1
6.    We note your disclosure of an implied share price and the related NOI cap rate of 7.0%. Please tell us your basis for using a cap rate of 7.0% in your share price calculation. Your response should include, but not be limited to, a discussion of the actual cap rates of your recent acquisitions. Please also tell us what other key assumptions you used in determining an implied share price $15.85.
Response:
In response to the Staff’s comment, in determining the implied share price of $15.85, we selected a 7.0% cap rate as we believe that is a rate consistent with trades of similar assets relative to the assets in our portfolio in the private market. The 7.0% cap rate is also consistent with the trailing 12-month NOI cap rates for our recently announced and completed acquisitions as noted below:

Trailing 12-month NOI Cap Rate
Marriott Memphis	7.6%
Lakeway Resort	7.0%
Highland Portfolio	6.9%
Le Pavillon	5.8%
9-hotel portfolio (Rockbridge)	7.2%
Hampton Inn Gainesville	8.8%
W Atlanta	6.4%
W & Le Meridien Minneapolis	6.0%
Average	7.0%
Other key assumptions used in determining the implied share price of $15.85 include the trailing 12-month NOI through June 30, 2015, total enterprise value, and number of shares and units outstanding as of June 30, 2015 as follows (in thousands, except for per share data)*:

Total enterprise value	$5,561,273
Less: Preferred equity	(393,898)
Less: Debt	(3,688,147)
Plus: Net working capital	399,513
Plus: Investment in AINC	35,880
Equity Value	$1,914,621
Shares & Units Outstanding	120,796
Stock Price	$15.85

TTM Hotel NOI (through 6/30/15)	$389,165
TTM Cap Rate	7.00%

Ms. Jennifer Monick
Securities and Exchange Commission
October 13, 2015

* Note that the balance sheet data included above is adjusted to reflect the hotel acquisitions and separate distribution that occurred on July 27, 2015 described in the footnotes to the interim consolidated financial statements in the Form 10-Q for the quarterly period ended June 30, 2015 under “17. Subsequent Events.”
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer
Enclosures

cc:     Via Email
George Vlahakos, Esq.
Andrews Kurth LLP